FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

3Q18 Earnings Report

October 31, 2018

Contents Page

CONTACT INFORMATION Investor Relations Department Banco Santander Chile Bandera 140 Floor 19 Santiago, Chile Tel: (562) 2320-8284 Email: irelations@santander.cl Website: www.santander.cl

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	Sept-18	Sept-17	% Change
Total assets	38,025,656	35,152,715	8.2%
Gross loans (including interbank loans)	29,972,519	27,761,585	8.0%
Customer deposits	20,761,608	19,862,372	4.5%
Customer funds	26,305,356	25,386,680	3.6%
Total shareholders’ equity	3,085,775	2,971,938	3.8%

Income Statement (Ch$mn)	09M18	09M17	% Change
Net interest income	1,056,767	980,190	7.8%
Net fee and commission income	223,447	212,763	5.0%
Net operating profit before provisions for loan losses	1,378,283	1,372,470	0.4%
Provision for loan losses	(251,802)	(222,400)	13.2%
Op expenses excluding impairment and other op. exp.	(538,510)	(522,249)	3.1%
Operating income	555,666	549,506	1.1%
Income before tax	560,889	552,460	1.5%
Net income attributable to equity holders of the Bank	435,258	430,137	1.2%

Profitability and efficiency	09M18	09M17	Change bp
Net interest margin (NIM) [1]	4.5%	4.4%	11
Efficiency ratio[2]	40.0%	40.2%	(17)
Return on avg. equity	19.0%	19.7%	(76)
Return on avg. assets	1.6%	1.6%	(3)
Core Capital ratio	10.2%	10.7%	(47)
BIS ratio	13.0%	13.6%	(58)
Return on RWA	2.0%	2.1%	(12)

Asset quality ratios (%)	Sept-18	Sept-17	Change bp
NPL ratio[3]	2.2%	2.1%	8
Coverage of NPLs ratio [4]	121.7%	137.2%	(1,552)
Cost of credit[5]	1.2%	1.1%	8

Structure (#)	Sept-18	Sept-17	Change (%)
Branches	377	405	(6.9)%
ATMs	769	937	(17.9)%
Employees	11,439	11,052	3.5%

Market capitalization	9M18	9M17	Change (%)
Net income per share (Ch$)	2.31	2.28	1.2%
Net income per ADR (US$)	1.41	1.43	(1.5)%
Stock price (Ch$/per share)	52.63	47.59	10.6%
ADR price (US$ per share)	31.98	29.71	7.6%
Market capitalization (US$mn)	15,066	13,997	7.6%
Shares outstanding (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	—%

1 NIM = Net interest income annualized divided by interest earning assets.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.

4. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.

5. Provision expense annualized divided by average loans.

1

Section 2: Summary of results1

Net income attributable to shareholder increased 1.2% YoY. ROAE 9M18 of 19.0%

Net income attributable to shareholders accumulated up to September 2018 totaled Ch$435,258 million, increasing 1.2%, with a ROAE of 19.0% year-to-date (YTD). Net income attributable to shareholders in 3Q18 totaled Ch$129,727 million (Ch$0.69 per share and US$0.42 per ADR), decreasing 16.0% compared to 2Q18 (from now on QoQ) and decreasing 5.5% compared to 3Q17. The lower results in 3Q18 was mainly due to the one-time recognition of Ch$20,000 million of additional provisions before tax (See Asset quality and Provisions for loan losses in Section 5).

(1) Operating income for 9M18 is adjusted to exclude the additional provision of Ch$20,000 million in September 2018.

Loan growth accelerating to 2.5% in the quarter and 8.0% YoY

Total loans increased 8.0% YoY and 2.5% QoQ in 3Q18, driven by greater economic activity, a higher level of investment and greater business confidence. This has led to strong commercial growth with loans in SCIB2 increasing 4.1% QoQ and loans in the Middle-market growing 3.1% QoQ and 15.1% YoY as these companies increase their activities and need for funding. Loan growth in Retail banking also accelerated in the quarter and increased 2.1% QoQ and 6.9% YoY with growth from Loans to individuals growing 2.4% QoQ and 8.2% YoY.

Demand deposits increase 9.8% YoY

In 3Q18, the Bank’s total deposits decreased 0.2% QoQ and increased 4.5% YoY. The Bank’s non-interest bearing demand deposits continued to grow strongly, reaching an increase of 9.8% YoY and a slight decrease since June 2018. In 3Q18 time deposits grew 1.5% YoY and 0.8% QoQ, as we focused on controlling the cost of deposits in light of rising short-term interest rates. The Bank’s liquidity levels remained healthy in the quarter. Our LCR ratio reached 131.8% and the NSFR ratio reached 108.4% as of September 30, 2018.3

1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).

2. Santander Corporate and Investment Banking formerly GBM.

3. LCR= Liquidity Coverage Ratio under ECB rules. These are not the Chilean models. NSFR= Net Stable Funding Ratio according to internal methodology.

2

Capital ratio rises 20bp QoQ to 10.2%. New Banking Law approved by Congress

The Bank’s capital ratios remained solid with the core capital ratio4 at 10.2% and the total BIS ratio5 at 13.0% as of September 30, 2018.

During September 2018 the new banking law reform was approved by Congress and is now awaiting the final presidential approval. The main changes to the banking law are: i) the creation of a new regulatory body for the financial system; and ii) new capital regulation for banks in Chile in line with Basel III standards. For more information please see Annex 1.

NIM down to 4.4% in 3Q18. NIM net of risk increased to 3.5% in the quarter

The Bank’s net interest margin (NIM)6 in 3Q18 reached 4.4% in 3Q18 compared to 4.5% in 2Q18. Loan growth continues to be driven by SCIB, Middle Market and mortgages that are generally lower yielding than consumer loans, but also less risky. As a result, the Bank’s NIM net of risk (excluding one-time provision charge) increased slightly to 3.5% in 3Q18.

Asset quality stable. One-time charge of Ch$20,000 million in additional provisions.

Anticipating future changes to our consumer expected loss model, the Bank recognized a one-time charge of Ch$20,000 million as additional provisions for consumer loans. Adjusting the provisions to exclude this one-time charge, the provisions for loan losses increased 6.1% compared to 3Q17 and decreased 4.5% compared to 2Q18 and the adjusted cost of credit7 remained stable at 1.0% of loans. The total NPL ratio remained stable at 2.2% as of September 2018 and the impaired loan ratio decreased 45bp YoY and 18bp QoQ to 6.0%. The slight improvement in both the NPL and impaired loan ratio, along with a lower expected loss ratio, reflects the more positive economic trends in Chile in 2018 and loan growth in lower risk segments. The Total Coverage ratio (including the effect of the additional provisions) reached 124.7% in the quarter.

(1) Adjusted NIM net of risk= Annualized Net interest income net of provision for loan losses (adjusted to exclude the additional provision of Ch$20,000 million in 3Q18) divided by average interest earning assets.

(2) Adjusted cost of credit = Annualized provision for loan losses (adjusted to exclude the additional provision of Ch$20,000 million in 3Q18) / average total loans. Averages are calculated using monthly figures.

4. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

5. BIS ratio: Regulatory capital divided by RWA.

6. NIM = net interest margin or net interest income divided by average interest earning assets.

7. Adjusted cost of credit = Annualized provision for loan losses (adjusted to exclude the additional provision of Ch$20,000 million in 3Q18) / YTD average total loans. Averages are calculated using monthly figures.

3

Positive fee growth from business segments offset by lower collection fees

In 3Q18, fee income increased 1.5% compared to 3Q17 and decreased 12.3% compared to 2Q18. The QoQ decrease was mainly due to lower collection of mortgage related fees. On the other hand, Fees in Retail banking increased 7.2% compared to 3Q17 and 1.7% compared to 2Q18. Client loyalty continues to rise in retail banking with loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 6.7% YoY and loyal Mid-income earners grew 7.5% YoY. Fees in the Middle-market increased 2.8% compared to 3Q17 and 1.5% compared to 2Q18. Customer loyalty has also been expanding with Loyal Middle-market and SME clients growing 5.6% YoY. Fees in SCIB increased 62.5% compared to 2Q18 and 10.7% compared to 2Q18. In the quarter, the Bank saw important fee income from various financial advisory projects, as well as a positive quarter in cash management services.

Results from financial transactions, net recovering in the quarter

In 3Q18, the results from total financial transactions, net was a gain of Ch$27,531 million in 3Q18, an increase of 48.3% compared to 2Q18. The improved QoQ results in 3Q18 was mainly driven by a 65.1% increase in Non-client treasury income in the quarter, as local medium and long-term rates were more stable, resulting in higher result from our ALM liquidity portfolio.

Low cost growth driven by improvements in productivity and digitalization

In 3Q18, Operating expenses, excluding Impairment and Other operating expenses decreased 2.4% QoQ and increased 1.5% YoY. The efficiency ratio8 in 3Q18 reached 40.8%. In 9M18, the Bank’s efficiency ratio reached 40.0% compared to 40.2% in the same period of last year. The improvement of the efficiency ratio is mainly due to the various initiatives that the Bank has been implementing to improve productivity and efficiency through digitalization.

8 Efficiency ratio= =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + administrative expenses + depreciation). Excludes impairment charges

4

Summary of Quarterly Results (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
Net interest income	356,722	353,330	317,581	12.3%	1.0%
Net fee and commission income	69,129	78,824	68,102	1.5%	(12.3)%
Total financial transactions, net	27,531	18,560	39,441	(30.2)%	48.3%
Provision for loan losses	(96,396)	(80,001)	(72,028)	33.8%	20.5%
Operating expenses (excluding Impairment and Other operating expenses)	(181,628)	(186,031)	(178,958)	1.5%	(2.4)%
Impairment, Other op. income & expenses	(8,221)	8,326	14,903	(155.2)%	(198.7)%
Operating income	167,137	193,008	189,041	(11.6)%	(13.4)%
Net income attributable to shareholders	129,727	154,515	137,326	(5.5)%	(16.0)%
Net income/share (Ch$)	0.69	0.82	0.73	(5.5)%	(16.0)%
Net income/ADR (US$)[1]	0.42	0.50	0.46	(8.1)%	(16.4)%
Total loans	29,972,519	29,233,928	27,761,585	8.0%	2.5%
Deposits	20,761,608	20,809,352	19,862,372	4.5%	(0.2)%
Shareholders’ equity	3,085,775	2,999,879	2,971,938	3.8%	2.9%
Net interest margin	4.4%	4.5%	4.3%
Efficiency ratio[2]	40.8%	40.5%	40.2%
Return on equity[3]	17.0%	20.5%	18.8%
NPL / Total loans[4]	2.2%	2.2%	2.1%
Coverage NPLs[5]	124.7%	123.9%	137.2%
Cost of credit[6]	1.3%	1.1%	1.1%
Core Capital ratio[7]	10.2%	10.0%	10.7%
BIS ratio	13.0%	12.8%	13.6%
Branches	377	376	405
ATMs	769	1001	937
Employees	11,439	11,453	11,052

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.

4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Coverage NPLs: loan loss allowances (3Q18 adjusted to include the additional provision of Ch$20,000 million) divided by NPLs.

6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures

7. Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

5

Section 3: YTD Results by reporting segment

Net contribution from business segments affected by lower rate of return on capital

Year to date results (Ch$ Million)

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	708,616	201,095	72,732	982,443
Change YoY	(3.2)%	2.1%	(2.4)%	(2.1)%
Net fee and commission income	165,375	27,448	27,693	220,516
Change YoY	6.6%	0.7%	25.3%	7.8%
Core revenues	873,991	228,543	100,425	1,202,959
Change YoY	(1.5)%	2.0%	3.9%	(0.4)%
Total financial transactions, net	14,826	11,350	35,649	61,825
Change YoY	0.6%	7.7%	(16.4)%	(9.0)%
Provision for loan losses	(208,663)	(17,998)	226	(226,435)
Change YoY	(1.7)%	30.4%	(90.4)%	1.3%
Net operating profit from business segments[5]	680,154	221,895	136,300	1,038,349
Change YoY	(1.4)%	0.5%	(3.8)%	(1.3)%
Operating expenses[6]	(410,417)	(68,331)	(48,493)	(527,241)
Change YoY	3.0%	(0.5)%	8.6%	3.0%
Net contribution from business segments[7]	269,737	153,564	87,807	511,108
Change YoY	(7.3)%	0.9%	(9.4)%	(5.4)%

1. Retail consists of individuals and SMEs with annual sales below Ch$1,200 million.

2. Middle-market is made up of companies with annual sales exceeding Ch$1,200 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.

3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM

4. Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.

5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.

6. Operating expenses = personnel expenses +administrative expenses + depreciation.

7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments decreased 5.4% YoY in 9M18 compared to the same period of 2017. At the beginning of 2018, the Bank adjusted the profitability of the capital assigned to each segment, in line with the lower interest rates. This lowered net interest income earned by the segments and increased net interest income earned by our Financial Management division.

The net contribution from Retail banking decreased 7.3% YoY. Core revenues (net interest income + fees) decreased 1.5% YoY. While there was a 6.6% YoY increase in Commissions, Net interest income decreased even though loan volumes in this segment grew 6.9% YoY and 2.1% QoQ. While the economic recovery has continued, the labor market indicators show mixed signs of improvement, leading to a slower grow in our consumer loans of 4.6% YoY and 0.9% QoQ. Also, the profitability of our consumer loans continues to be affected by the decreasing maximum interest rate, as regulated by the Superintendency of Banks and the lower return on capital assigned to this segment. This was compensated by strong growth in mortgage loans of 3.1% QoQ and 9.9% YoY.

6

This was also complemented by a decrease in provisions of 1.7% YoY, in line with the improvement in asset quality of our consumer and mortgage loans in this segment. Operating expenses in this segment were controlled, increasing only 3.0%.

Net contribution from the Middle-market increased 0.9% YoY in 9M18. Core revenues in this segment grew 2.0%, led by a 2.1% increase in net interest revenue due to increasing loan volumes in this segment. Provision expense increased due to loan growth and higher provisions for various specific loan positions, mainly in 2Q18.

Net contribution from SCIB decreased 9.4% YoY in 9M18. Core revenues increased 3.9% YoY driven by a 25.3% YoY increase in commissions from the Bank’s strength in cash management services and financial advisory fees. Income from financial transactions decreased 16.4% due to market-making transactions that were affected by the volatility in the markets during the period. This was compensated by a decrease in provisions.

7

Section 4: Loans, funding and capital

Loans

Loan growth accelerating 2.5% in the quarter

Total loans increased 8.0% YoY and 2.5% QoQ in 3Q18, driven by greater economic activity, a higher level of investment and greater business confidence. The translation effect of the depreciation of the Chilean peso over loans denominated in US$ also had an impact on loan growth. This has led to strong commercial growth with Loans in SCIB increasing 4.1% QoQ and Loans in the Middle-market growing 3.1% QoQ and 15.1% YoY, as these companies increased their business activity and need for funding. These loans are generally lower yielding than retail loans, however as these signs of growing investment strengthen, activities in higher yielding segments and non-lending operations should also rise.

Loans by segment (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
Total loans to individuals[1]	16,352,297	15,975,689	15,116,076	8.2%	2.4%
Consumer loans	4,684,343	4,641,646	4,477,196	4.6%	0.9%
Residential mortgage loans	9,817,591	9,523,157	8,935,539	9.9%	3.1%
SMEs	3,835,027	3,796,553	3,772,564	1.7%	1.0%
Retail banking	20,187,324	19,772,242	18,888,640	6.9%	2.1%
Middle-market	7,613,641	7,387,742	6,616,905	15.1%	3.1%
Corporate & Investment banking	2,028,092	1,948,723	2,068,780	(2.0)%	4.1%
Total loans[2]	29,972,519	29,233,928	27,761,586	8.0%	2.5%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 3 of the Financial Statements.

3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Retail banking loans increased 2.1% QoQ and 6.9% YoY with growth from Loans to individuals growing 2.4% QoQ and 8.2% YoY. Mortgage loans increased 3.1% QoQ and 9.9% YoY in line with our expectations for the year and Consumer loans increased 0.9% QoQ and 4.6% YoY.

Loan growth among high-income earners increased 3.2% QoQ and 13.2% YoY. In the quarter, the Bank launched its new Select/Private Banking model to further enhance loan and investment product growth in this segment. Santander Select will continue to focus on mass wealthy clients, which earn more than Ch$2.5mn million a month. By leveraging on some of the experiences already learned in our WorkCafé branch model and other digital initiatives, we created the new Santander Select/Private banking model, which gives these mass wealthy clients access to a private banking service model.

8

Loans to mid-income earners accelerated to 1.3% QoQ. Growth in this segment is being led by our Santander Life product. We expect retail loans, especially consumer lending, to continue to accelerate once economic growth begins to have a more significant effect on the level of employment and wages. Among mid-income earners, active clients increased 4.5% YoY and 1.6% QoQ, with digital clients growing 9.7% YoY and 3.2% QoQ.

On the other hand loans to the lower income segment fell 10.8% QoQ and 30.2% YoY as we reduce our exposure to the last credit card product remaining from Banefe.

Loans to SMEs increased 1.0% QoQ and 1.7% YoY. The Bank continues to maintain a conservative stance regarding loan growth in this segment by focusing on larger, less risky SMEs that generate higher non-lending revenues as well.

Funding and Liquidity

Demand deposits increase 9.8% YoY. Focus on controlling funding costs in light of rising short-term rates

Funding (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
Demand deposits	7,984,243	8,127,758	7,270,501	9.8%	(1.8)%
Time deposits	12,777,365	12,681,594	12,591,871	1.5%	0.8%
Total Deposits	20,761,608	20,809,352	19,862,372	4.5%	(0.2)%
Mutual Funds brokered[1]	5,543,748	5,557,028	5,524,308	0.4%	(0.2)%
Bonds	8,186,718	8,020,395	6,900,261	18.6%	2.1%
Adjusted loans to deposit ratio[2]	101.1%	98.1%	101.0%
LCR [3]	131.8%	122.9%	122.5%
NSFR [4]	108.4%	109.0%	106.0%

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.

2. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.

3. Liquidity Coverage Ratio calculated according to ECB rules. Chilean ratios to be published commencing in Jan. 2019.

4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

In 3Q18, the Bank’s total deposits decreased 0.2% QoQ and increased 4.5% YoY. Bank’s non-interest bearing demand deposits continued to grow strongly, reaching an increase of 9.8% YoY and a slight decrease since June 2018 due to mainly seasonal factors. In 3Q18 time deposits grew 1.5% YoY and 0.8% QoQ as speculation grew of an increase in the Central Bank short term interest rate, we focused on controlling the cost of deposits. The Bank’s liquidity levels remain healthy in the quarter. Bonds increased 18.6% YoY and 2.1% QoQ, with growth in absolute amount mirroring the increase in our mortgage portfolio. As almost all of the Bank’s mortgages are fixed real rate loans with an average duration (including the assumption of prepayment) of 7 years, the Bank finances these mortgages with longer term bonds. In the quarter, the Bank also issued the first Floating Rate Note in Chilean pesos in the local market through a Dutch auction in the Santiago Stock Exchange in an amount of Ch$75bn.

9

As a result of this positive growth in client demand deposits and long-term funding, the Bank’s liquidity ratio remained solid in the quarter. Our LCR ratio reached 131.8% and the NSFR ratio reached 108.4% as of September 30, 2018.

The mutual funds brokered reduced in the quarter affected by the volatility experienced in the global and local equity markets.

Shareholders’ equity and regulatory capital

ROAE9 of 17.0% in 3Q18 and 19.0% in 9M18

Equity (Ch$ Million)

	YTD			Change%
	Sep-18	Jun-18	Sep-17	Sep-18/Sep-17	Sep-17/Jun-18
Capital	891,303	891,303	891,303	—%	—%
Reserves	1,923,022	1,923,022	1,781,818	7.9%	—%
Valuation adjustment	(33,231)	(28,318)	(2,279)	1358.1%	17.3%
Retained Earnings:
Retained earnings prior periods	-	-	-	—%	—%
Income for the period	435,258	305,531	430,137	1.2%	42.5%
Provision for mandatory dividend	(130,577)	(91,659)	(129,041)	1.2%	42.5%
Equity attributable to equity holders of the Bank	3,085,775	2,999,879	2,971,938	3.8%	2.9%
Non-controlling interest	43,706	43,251	46,443	(5.9)%	1.1%
Total Equity	3,129,481	3,043,130	3,018,381	3.7%	2.8%
Quarterly ROAE	17.0%	20.5%	18.8%
YTD ROAE	19.0%	20.0%	19.7%

Shareholders’ equity totaled Ch$3,085,755 million as of September 30, 2018 and grew 3.8 % YoY. The Bank’s ROAE in 3Q18 reached 17.0% and 19.0% for the nine-month period. The decrease in ROAE for 3Q18 is due to a lower net income after the one-time recognition of Ch$20,000 million of additional provisions before tax (See Asset quality and Provisions for loan losses in Section 5). The Bank’s core capital ratio10 was 10.2% and the total BIS ratio11 to 13.0% as of September 30, 2018.

During September 2018, the new banking law reform was approved by Congress and is now awaiting the final presidential approval. The main changes to the banking law are: i) the creation of a new regulatory body for the financial system; ii) new capital regulation for banks in Chile in line with Basel III standards. For more information please see Annex 1.

9. Return on average equity

10. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

11. BIS ratio: Regulatory capital divided by RWA.

10

Capital Adequacy (Ch$ Million)

	YTD			Change%
	Sep-18	Jun-18	Sep-17	Sep-18/Sep-17	Sep-17/Jun-18
Tier I (Core Capital)	3,085,775	2,999,879	2,971,938	3.8%	2.9%
Tier II	852,690	827,024	814,652	4.7%	3.1%
Regulatory capital	3,938,465	3,826,903	3,786,590	4.0%	2.9%
Risk weighted assets	30,274,657	29,945,320	27,863,424	8.7%	1.1%
Tier I (Core Capital) ratio	10.19%	10.02%	10.67%
BIS ratio	13.0%	12.8%	13.6%

11

Section 5: Analysis of quarterly income statement

Net interest income

NIM decreases to 4.4% in 3Q18 due to lower yielding, less risky loan mix

Net Interest Income / Margin (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
Net interest income	356,722	353,330	317,581	12.3%	1.0%
Average interest-earning assets	32,234,857	31,754,813	29,572,154	9.0%	1.5%
Average loans (including interbank)	29,615,916	28,824,294	27,431,423	8.0%	2.7%
Avg. net gap in inflation indexed (UF) instruments[1]	4,320,490	3,637,792	3,603,445	19.9%	18.8%
Interest earning asset yield[2]	7.0%	7.1%	6.2%
Cost of funds[3]	2.7%	2.7%	2.0%
Net interest margin (NIM) [4]	4.4%	4.5%	4.3%
Quarterly inflation rate[5]	0.7%	0.7%	0.0%
Central Bank reference rate	2.5%	2.5%	2.5%

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.

2. Interest income divided by average interest earning assets.

3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.

4. Annualized Net interest income divided by average interest earning assets.

5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 3Q18, Net interest income, NII, increased 12.3% compared to 3Q17. The Bank’s NIM reached 4.4% in 3Q18 compared to 4.3% in 3Q17. This higher NIM was mainly due to the higher UF1 inflation rate in 3Q18 compared 3Q17, as the Bank has more assets than liabilities linked to inflation and a rise in inflation positively impacts NIMs. This was partially offset by a YoY rise in funding costs in the quarter. This was due to a rise in market rates in anticipation of the tighter monetary policy on behalf of the Chilean Central Bank as the economy’s growth rate continues to accelerate. In effect, in October the Central Bank rose short-term rates by 25bp to 2.75%

Compared to 2Q18 net interest income increased 1.0%. As mentioned in the loan section above, loan growth in the quarter was mainly driven by SCIB, Middle Market and mortgages. These loans are generally lower yielding than consumer loans. On the other hand, the greater demand for loan growth from these segments after a prolonged period of depressed growth is also an indicator of a recovering economy, which should eventually pass on to other higher yielding segments. At the same time, the change in the consumer loan mix accompanied by lower maximum rates, has decreased the average yield earned on consumer loans. For this reason, the average return on interest earning assets fell 10bp compared to 2Q18 to 7.0%, despite similar UF inflation levels. This was compensated by controlled average cost of funds and a lower adjusted cost of credit in the quarter. Loan growth in these commercial segments has also lead to higher growth of non-lending income in these segments such as cash management and checking accounts. The Bank’s NIM, net of the cost credit reached 3.5% in 3Q18 (excluding one-time additional provision) compared to 3.4% in 2Q18 and 3.3% in 2Q17

1 UF or Unidad de Fomento, an inflation indexed unit used in Chile

12

(1) Adjusted NIM net of risk= Annualized Net interest income net of provision for loan losses (adjusted to exclude the additional provision of Ch$20,000 million in 3Q18) divided by quarterly average interest earning assets

(2) NPL= Non-performing loans, defined as the total outstanding gross amount of loans with at least one installment 90 days or more overdue.

(3) Adjusted cost of credit = Annualized provision for loan losses (adjusted to exclude the additional provision of Ch$20,000 million in 3Q18) / quarterly average total loans. Averages are calculated using monthly figures.

For the last quarter of the year, we expect margins to remain stable. We expect similar growth trends in commercial lending, accompanied by an acceleration of loan growth in higher yielding retail lending towards the end of the year, a slightly higher inflation rate and higher short-term rates. As a reminder, our liabilities have a shorter duration than our assets, signifying that a 100 basis point average rise in short-term interest rates leads to a 10bp decline in NIMs in a 12M period. On the other hand, we have more assets than liabilities linked to inflation, so for every 100bp rise in inflation our margins rise 15bp.

Asset quality and provision for loan losses

Asset quality stable. One-time charge of Ch$20,000 million in additional provisions.

During the quarter the Bank recognized a one-time charge of Ch$20,000 million for additional provisions in our consumer provisioning model, anticipating future changes to our expected loss model. Therefore, Provision for loan losses increased 33.8% compared to 3Q17 and 20.5% compared to 2Q18 and the cost of credit reached 1.3%.

Adjusting the provisions to exclude this one-time charge, the provisions for loan losses increased 6.1% compared to 3Q17 and decreased 4.5% compared to 2Q18 and the adjusted cost of credit remained stable at 1.0% of loans as the Bank expected loans loss ratio (Loan loss allowance over total loans) improved slightly to 2.7% in the quarter, not considering the additional provisions. The total NPL ratio remained stable at 2.2% as of September 2018 and the impaired loan ratio decreased 40bp YoY and 20bp QoQ to 6.0%. The slight improvement in both the NPL and impaired loan ratio, along with a lower expected loss ratio reflects the more positive economic trends in Chile in 2018. The total Coverage ratio (including the effect of the additional provisions) improved to 124.7% in the quarter. By product, provision for loan losses was as follows:

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Provision for loan losses (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
Consumer loans[1]	(46,178)	(49,571)	(19,972)	131.2%	(6.8)%
Commercial loans[2]	(28,726)	(32,919)	(40,124)	(28.4)%	(12.7)%
Residential mortgage loans	(1,491)	2,488	(11,932)	(87.5)%	—%
Provision for loan losses	(76,396)	(80,001)	(72,028)	6.1%	(4.5)%

1. Excludes additional provisions of Ch$20,000 million

2. Includes provision for loan losses for contingent loans.

Provisions for loan losses for consumer loans decreased 6.8% compared to 2Q18 due to the improvement in the consumer NPL ratio from 2.2% in 2Q18 to 2.0% in 3Q18 and the impaired consumer loan ratio from 6.4% to 6.0%. This improvement in asset quality comes as the economic environment has been expanding and consumer loan growth has been driven by high income earners. Compared to 3Q17, the increase was mainly due to the recalibration of the provisioning model for loans analyzed on a group basis performed in September 2017. Coverage of consumer loans (including the effect of the additional provisions) increased from 263.9% to 311.6% in the quarter.

Provisions for loan losses for commercial loans decreased 12.7% compared to 2Q18 and 28.4% compared to 3Q17 despite the commercial loan portfolio growing 2.8% and 9.8%, respectively. On a QoQ basis, the fall in provision expense for commercial loans was mainly due to the fact that in 2Q18 provision expense from commercial loans was negatively affected by the provisioning and charge-off of various specific commercial loan positions in the middle-market. This quarter, asset quality for commercial loans remained stable with NPLs at 2.6% and a decrease in the impaired commercial loan ratio to 6.7%.

In the 3Q18, Provisions for loan losses for residential mortgage loans increased compared to 2Q18. In the second quarter we released provisions due to the improving asset quality of this portfolio and in the third quarter, this loan book grew 3.1% QoQ. In the quarter, the NPL ratio of mortgage loans remained stable at 1.7% and the impaired mortgage loan ratio decreased to 4.8%. The variation compared to 3Q17 is explained by the recalibration of the provisioning model for loans analyzed on a group basis performed in September 2017.

14

Provision for loan losses (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
Gross provisions	(72,056)	(69,228)	(51,746)	39.2%	4.1%
Charge-offs[1]	(27,030)	(35,211)	(42,816)	(36.9)%	(23.2)%
Gross provisions and charge-offs	(99,086)	(104,439)	(94,562)	4.8%	(5.1)%
Loan loss recoveries	22,690	24,438	22,534	0.7%	(7.2)%
Provision for loan losses excluding additional provisions	(76,396)	(80,001)	(72,028)	6.1%	(4.5)%
Additional provisions	(20,000)	-	-	—%	—%
Provision for loan losses	(96,396)	(80,001)	(72,028)	33.8%	20.5%
Cost of credit[2]	1.30%	1.11%	1.05%
Adjusted cost of credit[3]	1.03%	1.11%	1.05%
Total loans[4]	29,972,519	29,233,928	27,761,586	8.0%	2.5%
Total Loan loss allowances (LLAs)	(804,885)	(805,071)	(809,021)	(0.5)%	(0.0)%
Non-performing loans[5] (NPLs)	661,365	650,090	589,581	12.2%	1.7%
NPLs consumer loans	91,469	101,514	89,189	2.6%	(9.9)%
NPLs commercial loans	404,349	387,289	344,518	17.4%	4.4%
NPLs residential mortgage loans	165,547	161,207	155,873	6.2%	2.7%
Impaired loans[6]	1,796,005	1,803,077	1,788,049	0.4%	(0.4)%
Impaired consumer loans	281,114	295,043	327,396	(14.1)%	(4.7)%
Impaired commercial loans	1,038,915	1,034,931	1,015,198	2.3%	0.4%
Impaired residential mortgage loans	475,976	473,103	445,455	6.9%	0.6%
Expected loss ratio[7] (LLA / Total loans)	2.7%	2.8%	2.9%
NPL / Total loans	2.2%	2.2%	2.1%
NPL / consumer loans	2.0%	2.2%	2.0%
NPL / commercial loans	2.6%	2.6%	2.4%
NPL / residential mortgage loans	1.7%	1.7%	1.7%
Impaired loans / total loans	6.0%	6.2%	6.4%
Impaired consumer loan ratio	6.0%	6.4%	7.3%
Impaired commercial loan ratio	6.7%	6.9%	7.2%
Impaired mortgage loan ratio	4.8%	5.0%	5.0%
Coverage of NPLs[8]	124.7%	123.9%	137.2%
Coverage of NPLs non-mortgage[9]	153.0%	151.2%	170.7%
Coverage of consumer NPLs[10]	311.6%	263.9%	315.5%
Coverage of commercial NPLs	117.1%	121.7%	133.3%
Coverage of mortgage NPLs	40.1%	40.9%	43.9%

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.

2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.

3. Annualized provision for loan losses (adjusted to exclude the additional provision of Ch$20,000 million in 3Q18) / quarterly average total loans. Averages are calculated using monthly figures.

4. Includes interbank loans.

5. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.

6. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.

7. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF’s guidelines.

8. LLA / NPLs. Adjusted to include the additional provision of Ch$20,000 million in 3Q18

9. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Adjusted to include the additional provision of Ch$20,000 million in 3Q18

10. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$20,000 million in 3Q18

15

Net fee and commission income

Positive fee growth from business segments offset by lower collection fees

In 3Q18, fee income increased 1.5% compared to 3Q17 and decreased 12.3% compared to 2Q18. The QoQ decrease was mainly due to lower collection of mortgage related fees. This is reflected in other fee income in the table below. Moreover, during the quarter there was a 26.1% decrease in fees from debit and ATM cards as we continued to optimize our ATM locations, terminating a contract with a particular retailer. Despite these effects, fees income from our business segments continued to expand led by the increase in loyal clients and product usage.

Fee Income by client segment (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
Retail banking[1]	53,537	52,660	49,924	7.2%	1.7%
Middle-market	9,251	9,116	9,003	2.8%	1.5%
Global corporate banking	9,034	8,164	5,560	62.5%	10.7%
Others	(2,693)	8,884	3,615	(174.5)%	(130.3)%
Total	69,129	78,824	68,102	1.5%	(12.3)%

1. Includes fees to individuals and SMEs.

Fees in the Middle-market increased 2.8% compared to 3Q17 and 1.5% compared to 2Q18. Customer loyalty has been expanding with Loyal Middle-market and SME clients growing 5.6% YoY. Fees in SCIB increased 62.5% compared to 2Q18 and 10.7% compared to 2Q18. Fees in this segment are deal driven and, therefore, tend to vary significantly from quarter to quarter. The strength of the Bank in providing value added non-lending services, such as cash management and financial advisory services should continue to drive fee income in SCIB. Fees in Retail banking increased 7.2% compared to 3Q17 and 1.7% compared to 2Q18. Client loyalty continues to rise in retail banking with loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment growing 6.7% YoY and loyal Mid-income earners growing 7.5% YoY. Commissions from credit cards also increased, as people continued increasing purchases with their cards. We also continue to search for SME clients that generate more fees, as those with higher revenues and headcount look for other transactional and financial services beyond lending services.

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

16

By products, the evolution of fees was as follows:

Fee Income by product (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
Credit card fees	9,419	10,835	6,725	40.1%	(13.1)%
Debit & ATM card fees	2,858	3,868	4,124	(30.7)%	(26.1)%
Asset management	11,811	11,379	11,310	4.4%	3.8%
Insurance brokerage	9,822	9,883	8,530	15.1%	(0.6)%
Guarantees, pledges and other contingent op.	8,684	8,195	8,754	(0.8)%	6.0%
Collection fees	9,040	14,389	12,187	(25.8)%	(37.2)%
Checking accounts	8,623	8,278	7,973	8.2%	4.2%
Brokerage and custody of securities	2,216	2,444	2,283	(2.9)%	(9.3)%
Other	6,656	9,553	6,216	7.1%	(30.3)%
Total fees	69,129	78,824	68,102	1.5%	(12.3)%

Total financial transactions, net

Results from financial transactions, net recovering in the quarter

Results from Total financial transactions, net was a gain of Ch$27,531 million in 3Q18, a decrease of 30.2% compared to 3Q17 and an increase of 48.3% compared to 2Q18. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

Total financial transactions, net (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
Net income (expense) from financial operations[1]	24,223	18,321	48,034	(49.6)%	32.2%
Net foreign exchange gain[2]	3,308	239	(8,593)	(138.5)%	1284.1%
Total financial transactions, net	27,531	18,560	39,441	(30.2)%	48.3%

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.

2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

17

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
Client treasury services	20,758	23,610	20,021	3.7%	(12.1)%
Non-client treasury income[1]	6,773	(5,050)	19,420	(65.1)%	—%
Total financ. transactions, net	27,531	18,560	39,441	(30.2)%	48.3%

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$ 20,758 million in the quarter, a decrease of 12.1% compared to 2Q18 and an increase of 3.7% YoY. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making. The 2Q18 was slightly better for Debt Capital Markets and Market Making, as the third quarter had slower movement in cross currency swaps and spot transactions. This is also influenced by the high volatility the Chilean peso has experienced throughout the year due to external noise in other world economies.

Non-client treasury totaled a gain of Ch$6,773 million in the quarter. The Bank’s fixed income liquidity portfolio is mainly comprised of Chilean sovereign risk and U.S. treasuries. For most part of this year, rising long-term local and U.S. rates has dampened non-client treasury results. As local medium and long-term rates were more stable this quarter, this resulted in better results from our ALM liquidity portfolio.

Operating expenses and efficiency

Continued improvements in productivity and digitalization lead to an efficiency ratio of 40.0% in 9M18

The Bank’s efficiency ratio reached 40.0% in 9M18 compared to 40.2% in the same period of last year. The improvement of the efficiency ratio is mainly due to the various initiatives that the Bank has been implementing to improve productivity and efficiency through digitalization. In 3Q18, Operating expenses, excluding Impairment and Other operating expenses decreased 2.4% QoQ and increased 1.5% YoY.

18

Operating expenses (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17		3Q18/2Q18
Personnel salaries and expenses	(104,115)	(104,061)	(100,855)	3.2%		0.1%
Administrative expenses	(58,215)	(62,710)	(59,035)	(1.4)%		(7.2)%
Depreciation & amortization	(19,298)	(19,260)	(19,068)	1.2%		0.2%
Operating expenses[1]	(181,628)	(186,031)	(178,958)	1.5%		(2.4)%
Impairment of property, plant and Equipment	-	-	(5,295)	(100.0)%		—%
Branches	377	376	405	(6.9)%		0.3%
Standard	294	296	335	(12.2)%		(0.7)%
WorkCafé	28	24	9	211.1%		16.7%
Middle-market centers	8	8	8	—%		0.0%
Select	47	48	53	(11.3)%		(2.1)%
ATMs	769	1,001	937	(17.9)%		(23.2)%
Employees	11,439	11,453	11,052	3.5%		(0.1)%
Efficiency ratio[2]	40.8%	40.5%	40.2%	-61	bp	-27	bp
YTD Efficiency ratio[2]	40.0%	39.6%	40.2%	+17	bp	-39	bp
Volumes per branch (Ch$mn)[3]	134,573	133,094	117,590	14.4%		1.1%
Volumes per employee (Ch$mn)[4]	4,435	4,369	4,309	2.9%		1.5%
YTD Cost / Assets[5]	1.9%	1.9%	1.9%

1. Excluding Impairment and Other operating expenses.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Loans + deposits over total branches.

4. Loans + deposits over total employees.

5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses increased 0.1% QoQ and 3.2% YoY in 3Q18 compared to the same quarter of last year, in line with inflation. Total headcount rose 3.5% YoY, reflecting an expansion of the IT projects team during the first semester of 2018. Previously the Bank outsourced some IT projects that are now being done in-house, producing cost savings and project efficiencies.

Administrative expenses decreased 7.2% QoQ and 1.4% YoY in 3Q18, as the ongoing improvements in processes give way to lower expenses in energy consumption, office materials, and fixed assets. We also continued to improve our branches, opening four more Workcafés during the third quarter. As of September, we have a total of 28 Workcafés, and plan to reach 40 branches of this type by year-end. In total, in the last twelve months, 6.9% of the Bank’s branch network was closed. We plan to start increasing branches throughout the next few years, but rethinking how branches work and what services to give clients. In the third quarter, we closed out a contract with a major retailer, decreasing our ATM network from 1,001 in June 2018 to 769 ATMs as of September 2018. In the last quarter of 2018, we will be launching new initiatives aimed at improving customer experience through technological efficiencies.

19

Volumes= Loans+ Deposits

Amortization expenses increased 1.2% YoY mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

Other operating income, net & corporate tax

Other operating income, net, totaled a loss of Ch$8,221 million in 3Q18. Gross other operating income decreased in the quarter due to a one-off income of Ch$20.8 bn in 3Q17 for the sale of repossessed assets by Bansa S.A. In the third quarter of 2018, there was also a higher level of net provisions made for non-credit contingencies. Income of assets received in lieu of payment also decreased 3.2% compared to the quarter before and the same quarter of last year. On the other hand, provisions and expenses of assets received in lieu of payment decreased 33.5%, offsetting the decrease in income.

Other operating income, net and corporate tax (Ch$ Million)

	Quarter			Change%
	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
Other operating income	4,193	18,257	38,871	(89.2)%	(77.0)%
Other operating expenses	(12,414)	(9,931)	(18,673)	(33.5)%	25.0%
Other operating income, net	(8,221)	8,326	20,198	—%	—%
Income from investments in associates and other companies	2,222	2,176	1,349	64.7%	2.1%
Income tax income (expense)	(39,177)	(40,031)	(37,271)	5.1%	(2.1)%
Effective income tax rate	23.1%	20.5%	19.6%

20

Income tax expenses in 3Q18 totaled Ch$39,177 million, a decrease of 2.1% QoQ and an increase of 5.1% YoY. On a QoQ basis, our net income before tax for the 3Q18 was lower, mainly due to the added voluntary provisions during the quarter. The effective tax rate in 9M18 reached 22.1% compared to 19.1% in 9M17. The rise in the effective tax rate was mainly due to the higher statutory tax rate in 2018 of 27%. This was partially offset by the higher inflation rate in 9M18 compared to the same period of last year, which increased the price level restatement of our capital that is charged to taxable income in our tax books. The Bank’s effective tax rate should be approximately 22% in 2018.

YTD income tax[1] (Ch$ Million)

			Change%
	Sep-18	Sep-17	Sep-18/Sep-17
Net income before tax	560,889	552,460	1.5%
Price level restatement of capital[2]	(84,701)	(56,613)	49.6%
Net income before tax adjusted for price level restatement	476,188	495,847	(4.0)%
Statutory Tax rate	27.0%	25.5%	+150	bp
Income tax expense at Statutory rate	(128,571)	(126,441)	1.7%
Tax benefits[3]	4,810	20,819	(76.9)%
Income tax	(123,761)	(105,622)	17.2%
Effective tax rate	22.1%	19.1%	+295	bp

1. This table is for informational purposes only. Please refer to note 13 in our interim financials for more details.

2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.

3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

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Section 6: Credit risk ratings

International ratings

The Bank has credit ratings from three leading international agencies. In 3Q18 S&P improved our outlook from Negative to Stable.

Moody’s	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Stable

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency Long-term Debt	A
Local Currency Long-term Debt	A
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	A
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

22

Section 7: Share performance

As of September 30, 2018

Ownership Structure:

Total Shareholder Return

Santander ADR vs. SP500 (Base 100 = 12/31/2017)

ADR price (US$) 9M18

09/30/18:	31.98
Maximum (9M18):	34.94
Minimum (9M18):	29.60

Market Capitalization: US$15,066 million

P/E 12month trailing*:	17.0
P/BV (09/30/18)**:	3.2
Dividend yield***:	4.2%

*    Price as of September 30, 2018 / 12mth. earnings

**  Price as of September 30, 2018/Book value as of 09/30/18

***Based on closing price on record date of last dividend payment.

Average daily traded volumes 9M18

US$ million

Total Shareholder Return

Santander vs IPSA Index (Base 100 = 12/31/2017)

Local share price (Ch$) 9M18

09/30/18:	52.63
Maximum (9M18):	55.23
Minimum (9M18):	47.52

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2015:	1.75	60%
2016:	1.79	75%
2017:	1.75	70%
2018:	2.25	75%

23

Annex 1: New Banking Law

In September 2018, the Congress approved the bill to reform the current General Banking Law. The main changes are: i) the creation of a new regulatory body for the financial system; ii) new capital regulation for banks in Chile in line with Basel III standards. The bill also proposes changes in the mechanism to intervene and manage banks under stress or that do not comply with regulation adding to existing options such as Capitalization by the Financial System and Preventive Capitalization. It also increases government guarantees for deposits and sets forth greater demands on bank’s board members.

New regulatory entity

The proposed bill recognizes as the new regulatory entity the Financial Market Commission (FMC), which was approved in 2017 in Law #21,000 and began functioning the beginning of 2018 when it became the supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers. As included in the reform to the General Banking Law, all current SBIF attributions will be transferred to the FMC.

The FMC consists of a five member board, one of which act as a Chairman. The board’s responsibilities include regulation, sanctioning and the definition of general supervision policies. In addition there will be a prosecutor in charge of investigations and the Chairman will be responsible for supervision. The FMC will act in coordination with the Chilean Central Bank (BCCh).

Capital regulation

Minimum capital requirements will increase in terms of amount and quality. Total Regulatory Capital remains at 8% of risk weighted assets (RWA). Minimum Tier 1 capital increases from 4.5% to 6% of RWA, of which up to 1.5% may be Additional Tier 1 (AT1). The latter can be fulfilled with preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC will establish the conditions and requirements for the issuance of perpetual bonds and preferred equity. Additional capital demands are incorporated through a Conservation Buffer of up to 2.5% of RWA. As well, the BCCh may set an additional Counter Cyclical Buffer of up to 2.5% of RWA with agreement from the FMC. Both buffers must be comprised of core capital. The FMC, with agreement from the BCCh, may impose additional capital requirements for Systemically Important Banks (SIB) of between 1-3.5% of RWA. The FMC will have to establish the criteria to assess which banks are considered as SIBs. Tier 2 capital will be set at 2% of RWA.

The proposed bill also incorporates a Pilar II capital requirement created with the objective of assuring an adequate management of risk. The FMC will have the power to impose an additional regulatory capital demand of up to 4% of RWA, either Tier I or Tier II, if it esteems that the previous capital levels and buffers are not enough for a financial institution.

24

The following table sets forth the new proposed capital requirements in comparison to Basel III standards and current Chilean regulation:

Capital requirements: Basel III, current GBL and new proposed requirements (% over risk weighted assets)

Capital categories	Basel III	Current Law	Proposed Bill
(1) Total Tier 1 Capital (2+3)	6	4.5	6
(2) Basic Capital	4.5	4.5	4.5
(3) Additional Tier 1 Capital (AT1)	1.5	-	1.5
(4) Tier 2 Capital	2	3.5	2
(5) Total Regulatory Capital (1+4)	8	8	8
(6) Conservation Buffer	2.5	2% over regulatory capital equity in order to be classified in Category A solvency.	2.5
(7) Total Capital Requirement (5+6)	10.5	8	10.5
(8) Counter Cyclical Buffer	up to 2.5	-	up to 2.5
(9) SIB* Requirement	Between 1 - 3.5	Up to 6% in case of a merger	Between 1 - 3.5
* Systemically Important Banks

The FMC will establish weightings for RWA as a separate regulation based on the implementation of standard models, subject to agreement from the BCCh. The FMC will have a maximum of 18 months from when the bill is passed to establish the weightings. However, banks will be allowed to use internal models to define RWA, subject to approval from the FMC with agreement from the BCCh. In this case, calculated requirements will have to be within the limits set by the FMC.

25

Annex 2: Balance sheet

Unaudited Balance Sheet

	Sep-18	Sep-18	Sep-17	Sep-18/Sep-17
	US$ Ths[1]	Ch$ Million 4Q15		% Chg.
Cash and deposits in banks	2,710,478	1,780,079	1,348,865	32.0%
Cash items in process of collection	859,160	564,245	601,685	(6.2)%
Trading investments	596,907	392,013	480,306	(18.4)%
Investments under resale agreements	-	-	-	—%
Financial derivative contracts	3,396,242	2,230,448	2,121,297	5.1%
Interbank loans, net	21,785	14,307	278,046	(94.9)%
Loans and account receivables from customers, net	44,390,972	29,153,327	26,674,518	9.3%
Available for sale investments	3,800,017	2,495,623	2,127,922	17.3%
Held-to-maturity investments	-	-	-	—%
Investments in associates and other companies	49,484	32,498	26,639	22.0%
Intangible assets	90,977	59,748	59,112	1.1%
Property, plant and equipment	365,444	240,002	226,896	5.8%
Current taxes	27,635	18,149	-	—%
Deferred taxes	591,237	388,289	381,520	1.8%
Other assets	1,000,286	656,928	825,909	(20.5)%
Total Assets	57,900,624	38,025,656	35,152,715	8.2%

Deposits and other demand liabilities	12,157,388	7,984,243	7,270,501	9.8%
Cash items in process of being cleared	693,376	455,368	513,719	(11.4)%
Obligations under repurchase agreements	274,083	180,001	147,515	22.0%
Time deposits and other time liabilities	19,455,744	12,777,365	12,591,871	1.5%
Financial derivatives contracts	3,177,105	2,086,532	1,946,743	7.2%
Interbank borrowings	2,730,438	1,793,188	1,401,117	28.0%
Issued debt instruments	12,465,691	8,186,718	6,900,261	18.6%
Other financial liabilities	366,815	240,902	225,820	6.7%
Current taxes	-	-	10,234	—%
Deferred taxes	50,305	33,037	6,863	381.4%
Provisions	419,877	275,750	277,098	(0.5)%
Other liabilities	1,344,628	883,071	842,592	4.8%
Total Liabilities	53,135,449	34,896,175	32,134,334	8.6%

Equity
Capital	1,357,163	891,303	891,303	0.0%
Reserves	2,928,133	1,923,022	1,781,818	7.9%
Valuation adjustments	(50,600)	(33,231)	(2,279)	1358.1%
Retained Earnings:
Retained earnings from prior years	-	-	-	—%
Income for the period	662,755	435,258	430,137	1.2%
Minus: Provision for mandatory dividends	(198,826)	(130,577)	(129,041)	1.2%
Total Shareholders' Equity	4,698,625	3,085,775	2,971,938	3.8%
Non-controlling interest	66,550	43,706	46,443	(5.9)%
Total Equity	4,765,175	3,129,481	3,018,381	3.7%

Total Liabilities and Equity	57,900,624	38,025,656	35,152,715	8.2%

1. The exchange rate used to calculate the figures in dollars was Ch$656.74 / US$1

26

Annex 3: YTD income statements

Unaudited YTD Income Statement

	Sep-18	Sep-18	Sep-17	Sep-18/Sep-17
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	2,522,922	1,656,904	1,534,147	8.0%
Interest expense	(913,812)	(600,137)	(553,957)	8.3%
Net interest income	1,609,110	1,056,767	980,190	7.8%
Fee and commission income	556,010	365,154	343,250	6.4%
Fee and commission expense	(215,773)	(141,707)	(130,487)	8.6%
Net fee and commission income	340,237	223,447	212,763	5.0%
Net income (expense) from financial operations	23,403	15,370	52,933	(71.0)%
Net foreign exchange gain	82,136	53,942	58,645	(8.0)%
Total financial transactions, net	105,539	69,312	111,578	(37.9)%
Other operating income	43,787	28,757	67,939	(57.7)%
Net operating profit before provisions for loan losses	2,098,674	1,378,283	1,372,470	0.4%
Provision for loan losses	(383,412)	(251,802)	(222,400)	13.2%
Net operating profit	1,715,262	1,126,481	1,150,070	(2.1)%
Personnel salaries and expenses	(453,287)	(297,692)	(294,881)	1.0%
Administrative expenses	(278,771)	(183,080)	(171,900)	6.5%
Depreciation and amortization	(87,916)	(57,738)	(55,468)	4.1%
Op. expenses excl. Impairment and Other operating expenses	(819,974)	(538,510)	(522,249)	3.1%
Impairment of property, plant and equipment	(59)	(39)	(5,644)	—%
Other operating expenses	(49,131)	(32,266)	(72,671)	(55.6)%
Total operating expenses	(869,164)	(570,815)	(600,564)	(5.0)%
Operating income	846,097	555,666	549,506	1.1%
Income from investments in associates and other companies	7,953	5,223	2,954	76.8%
Income before tax	854,050	560,889	552,460	1.5%
Income tax expense	(188,447)	(123,761)	(105,622)	17.2%
Net income from ordinary activities	665,603	437,128	446,838	(2.2)%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Non-controlling interest	2,847	1,870	16,701	(88.8)%
Net income attributable to equity holders of the Bank	662,755	435,258	430,137	1.2%

1. The exchange rate used to calculate the figures in dollars was Ch$656.74/ US$1

27

Annex 4: Quarterly income statements

Unaudited Quarterly Income Statement

	3Q18	3Q18	2Q18	3Q17	3Q18/3Q17	3Q18/2Q18
	US$ Ths[1]	Ch$ Million 4Q15			% Chg.
Interest income	865,079	568,132	560,720	459,304	23.7%	1.3%
Interest expense	(321,908)	(211,410)	(207,390)	(141,723)	49.2%	1.9%
Net interest income	543,171	356,722	353,330	317,581	12.3%	1.0%
Fee and commission income	180,598	118,606	122,394	112,388	5.5%	(3.1)%
Fee and commission expense	(75,337)	(49,477)	(43,570)	(44,286)	11.7%	13.6%
Net fee and commission income	105,261	69,129	78,824	68,102	1.5%	(12.3)%
Net income (expense) from financial operations	36,884	24,223	18,321	48,034	(49.6)%	32.2%
Net foreign exchange gain	5,037	3,308	239	(8,593)	(138.5)%	1284.1%
Total financial transactions, net	41,921	27,531	18,560	39,441	(30.2)%	48.3%
Other operating income	6,385	4,193	18,257	38,871	(89.2)%	(77.0)%
Net operating profit before provisions for loan losses	696,737	457,575	468,971	463,995	(1.4)%	(2.4)%
Provision for loan losses	(146,780)	(96,396)	(80,001)	(72,028)	33.8%	20.5%
Net operating profit	549,957	361,179	388,970	391,967	(7.9)%	(7.1)%
Personnel salaries and expenses	(158,533)	(104,115)	(104,061)	(100,855)	3.2%	0.1%
Administrative expenses	(88,642)	(58,215)	(62,710)	(59,035)	(1.4)%	(7.2)%
Depreciation and amortization	(29,385)	(19,298)	(19,260)	(19,068)	1.2%	0.2%
Op. expenses excl. Impairment and Other operating expenses	(276,560)	(181,628)	(186,031)	(178,958)	1.5%	(2.4)%
Impairment of property, plant and equipment	-	-	-	(5,295)	—%	—%
Other operating expenses	(18,902)	(12,414)	(9,931)	(18,673)	(33.5)%	25.0%
Total operating expenses	(295,462)	(194,042)	(195,962)	(202,926)	(4.4)%	(1.0)%
Operating income	254,495	167,137	193,008	189,041	(11.6)%	(13.4)%
Income from investments in associates and other companies	3,383	2,222	2,176	1,349	64.7%	2.1%
Income before tax	257,878	169,359	195,184	190,390	(11.0)%	(13.2)%
Income tax expense	(59,654)	(39,177)	(40,031)	(37,271)	5.1%	(2.1)%
Net income from ordinary activities	198,225	130,182	155,153	153,119	(15.0)%	(16.1)%
Net income discontinued operations	-	-	-	-	—%	—%
Net income attributable to:
Non-controlling interest	693	455	638	15,793	(97.1)%	(28.7)%
Net income attributable to equity holders of the Bank	197,532	129,727	154,515	137,326	(5.5)%	(16.0)%

1. The exchange rate used to calculate the figures in dollars was Ch$656.74 /US$1

28

Annex 5: Quarterly evolution of main ratios and other information

(Ch$ millions)
Loans	3Q17	4Q17	1Q18	2Q18	3Q18

Consumer loans	4,477,196	4,557,692	4,595,908	4,641,646	4,684,343
Residential mortgage loans	8,935,539	9,096,895	9,269,711	9,523,157	9,817,591
Commercial loans	14,070,635	13,908,642	14,469,530	15,039,330	15,456,250
Interbank loans	278,215	162,684	9,245	29,795	14,335
Total loans (including interbank)	27,761,585	27,725,913	28,344,394	29,233,928	29,972,519
Allowance for loan losses	(809,021)	(815,773)	(810,390)	(805,071)	(804,885)
Total loans, net of allowances	26,952,564	26,910,141	27,534,004	28,428,857	29,167,634

Deposits
Demand deposits	7,270,501	7,768,166	8,175,608	8,127,758	7,984,243
Time deposits	12,591,871	11,913,945	11,968,775	12,681,594	12,777,365
Total deposits	19,862,372	19,682,111	20,144,383	20,809,352	20,761,608
Mutual funds (Off balance sheet)	5,524,308	5,056,892	5,386,644	5,557,028	5,543,748
Total customer funds	25,386,680	24,739,003	25,531,027	26,366,380	26,305,356
Loans / Deposits[1]	101.0%	100.7%	98.0%	98.1%	101.1%

Average balances
Avg. interest earning assets	29,572,154	30,028,486	30,708,458	31,754,813	32,234,857
Avg. loans (including interbank)	27,431,423	27,744,747	27,979,005	28,824,294	29,615,916
Avg. assets	35,124,476	35,414,483	36,259,035	37,005,082	37,953,289
Avg. demand deposits	7,224,320	7,447,208	7,833,062	8,295,853	8,042,486
Avg. equity	2,926,402	3,018,905	3,117,571	3,021,163	3,044,807
Avg. free funds	10,150,722	10,466,113	10,950,633	11,317,016	11,087,293

Capitalization
Risk weighted assets	27,863,424	27,911,835	28,530,059	29,945,320	30,274,657
Tier I (Shareholders' equity)	2,971,938	3,066,180	3,169,855	2,999,879	3,085,775
Tier II	814,652	815,072	820,002	827,024	852,690
Regulatory capital	3,786,590	3,881,252	3,989,856	3,826,903	3,938,465
Tier I ratio	10.7%	11.0%	11.1%	10.0%	10.2%
BIS ratio	13.6%	13.9%	14.0%	12.8%	13.0%

Profitability & Efficiency
Net interest margin (NIM)[2]	4.3%	4.6%	4.5%	4.5%	4.4%
Efficiency ratio[3]	40.2%	42.8%	38.7%	40.5%	40.8%
Costs / assets[4]	2.0%	2.1%	1.9%	2.0%	1.9%
Avg. Demand deposits / interest earning assets	24.4%	24.8%	25.5%	26.1%	24.9%
Return on avg. equity	18.8%	17.8%	19.4%	20.5%	17.0%
Return on avg. assets	1.6%	1.5%	1.7%	1.7%	1.4%
Return on RWA	2.0%	1.9%	2.1%	2.1%	1.7%

29

(Ch$ millions)
Asset quality	Sep-17	Dec-17	Mar-18	Jun-18	Sep-18
Impaired loans[5]	1,788,048	1,803,173	1,825,702	1,803,077	1,796,005
Non-performing loans (NPLs) [6]	589,580	633,461	659,347	650,007	661,365
Past due loans[7]	335,832	339,562	352,363	363,124	378,280
Loan loss reserves	(809,021)	(815,773)	(810,390)	(805,071)	(804,885)
Impaired loans / total loans	6.4%	6.5%	6.4%	6.2%	6.0%
NPLs / total loans	2.1%	2.3%	2.3%	2.2%	2.2%
PDL / total loans	1.2%	1.2%	1.2%	1.2%	1.3%
Coverage of NPLs (Loan loss allowance / NPLs)	137.2%	128.8%	122.9%	123.9%	121.7%
Coverage of PDLs (Loan loss allowance / PDLs)	240.9%	240.2%	230.0%	221.7%	212.8%
Risk index (Loan loss allowances / Loans) [8]	2.9%	2.9%	2.9%	2.8%	2.7%
Cost of credit (prov expense annualized / avg. loan)	1.1%	1.1%	1.1%	1.1%	1.3%

Network
Branches	405	385	379	376	377
ATMs	937	926	948	1,001	769
Employees	11,052	11,068	11,444	11,453	11,439

Market information (period-end)
Net income per share (Ch$)	0.73	0.71	0.80	0.82	0.69
Net income per ADR (US$)	0.46	0.46	0.53	0.50	0.42
Stock price	47.59	48.19	50.88	51.27	52.63
ADR price	29.71	31.27	33.51	31.43	31.98
Market capitalization (US$mn)	13,997	14,732	15,855	14,435	15,066
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471

Other Data
Quarterly inflation rate[9]	0.0%	0.5%	0.6%	0.7%	0.7%
Central Bank monetary policy reference rate (nominal)	2.50%	2.50%	2.50%	2.50%	2.50%
Observed Exchange rate (Ch$/US$) (period-end)	639.15	616.85	604.67	653.90	656.74

1. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits)

2. NIM = Net interest income annualized divided by interest earning assets

3. Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + administrative expenses + depreciation). Excludes impairment charges

4. Costs / assets = (Personnel expenses + adm. Expenses + depreciation) / Total assets

5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

6. Capital + future interest of all loans with one installment 90 days or more overdue.

7. Total installments plus lines of credit more than 90 days overdue.

8. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index.

9. Calculated using the variation of the Unidad de Fomento (UF) in the period.

30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: October 31, 2018